PE 4-30-02

02033661

SEC file number 0-21782

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2002

FLETCHER CHALLENGE FORESTS LIMITED

(Translation of Registrant's Name Into English)

8 ROCKRIDGE ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _A_ Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No _A

(If "Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statements on Forms F-3 (Nos. 333- 6526, 333- 8932 and 333- 12726) and S-8 (File No. 33- 97728) of Fletcher Challenge Forests Limited and certain of its subsidiaries and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FLETCHER CHALLENGE FORESTS LIMITED

Date 29 April 2002

P M GILLARD
SECRETARY

FLETCHER CHALLENGE
FORESTS

NEWS RELEASE

STOCK EXCHANGE LISTINGS: NEW ZEALAND, AUSTRALIA, NEW YORK (FFS).

FLETCHER CHALLENGE FORESTS – CENTRAL NORTH ISLAND FOREST PARTNERSHIP

Auckland, 26 April 2002 - In response to market enquiry Fletcher Challenge Forests confirmed that the condition which it was unable to fulfil in the time available under the agreement entered into on 28 March 2002 related to financing. Key to the ability to raise finance was the need to reach agreement with a partner to fund part of the purchase.

Responding to speculation that the company did not want to proceed with the agreement with the Receivers, Fletcher Challenge Forests Chief Executive, Terry McFadgen said that this was incorrect. "We had a transaction which had a number of conditions in it, and we were unable to meet the timetable for the first of those conditions, being finance. We were comfortable that with additional time it was likely that we would do so, but the Receivers advised that they were unable to consider an extension of time".

The Receivers terminated the agreement on the grounds that the financing condition had not been satisfied by its due date.

Mr McFadgen also confirmed that the consideration payable for the assets of the Central North Island Forest Partnership had been agreed with the Receivers at the amount of debt owed to the partnership's banks of approximately NZ$1.5 billion.

To: BUSINESS EDITOR

From: Paul Gillard
Company Secretary
FLETCHER CHALLENGE FORESTS

Fax: AUTO

Telephone: 64-9-571 9846
Mobile: 0274 320 310
Fax: 64-9-571 9872

Please Note: If you do not receive 3 page(s) including this page, or if any page is not readable, please call the sender immediately on telephone 64-9-571 9814. Further information on Fletcher Challenge Forests can be viewed at the Fletcher Challenge Forests web site, at http://www.fcf.co.nz.
